December 7, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:                      AMAG Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 18, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Filed November 6, 2015

File No. 001-10865

Dear Mr. Rosenberg:

On behalf of AMAG Pharmaceuticals, Inc. (the “Company”), the Company hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated December 2, 2015 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015.  The Company respectfully requests an extension until December 31, 2015 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the response.  The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than December 31, 2015.  Should you have any questions regarding the request made herein, please do not hesitate to contact me at (617) 570-1762.  Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Jacqueline Mercier
Jacqueline Mercier, Esq.
Goodwin Procter LLP

cc:	Frank E. Thomas, AMAG Pharmaceuticals, Inc.
Joseph D. Vittiglio, AMAG Pharmaceuticals, Inc.
Ettore A. Santucci, Goodwin Procter LLP